Filed by The Dow Chemical Company

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: The Dow Chemical Company;

E. I. du Pont de Nemours and Company

Commission File No.: 001- 03433

The following are excerpts of The Dow Chemical Company’s (“Dow”) April 28, 2016 earnings call transcript.

ANDREW N. LIVERIS – CHAIRMAN AND CEO, DOW: The Dow team is clearly building momentum as we head toward our historic Dow Corning and Dow DuPont transactions. Simply put, our strategy is working, yet again underscoring the power of our differentiation and integration, coupled with a focused market participation, driven by our innovation agenda, and disciplined productivity mindset.

***

JIM FITTERLING – PRESIDENT AND CHIEF OPERATING OFFICER, DOW: We continue to make strides toward the close of Dow-DuPont and the pursuit of the intended separation into three independent, publicly traded companies. Here you see our updated timeline. All key deliverables remain on track. A major milestone in the quarter was the filing of the Form S-4 registration statement and just last week, we followed up with the First Amendment. We continue to expect the S-4 will be made effective in the second quarter. Following that, both Dow and DuPont will set the date for our respective special meetings for shareholders to vote on the merger.

The second major milestone in the quarter was our formation of a joint implementation management office or joint IMO which is driving the integration process across the two companies. And the third milestone was both companies jointly engaging McKinsey, who has assisted many other companies through large, successful integrations. Turning to slide 18, with oversight from the joint executive steering committee, the joint IMO is developing execution-ready plans to ensure that we can quickly integrate the merger, capture our anticipated cost and revenue synergies and begin to operate as three independent divisions as soon as possible, post-close.

The clear objective of the joint IMO which Rick Olson from DuPont and I co-lead, is speed of execution, speed to close, speed to capture the synergies, and speed to spend. The team is squarely focused on that mission. Soon after forming the joint IMO we commissioned multiple sub teams, focused on a diversity of work streams, from governance to stand up and separation activities, to sourcing and purchasing. There have already been numerous joint planning meetings between the two companies. Plans are progressing well and we continue to make significant progress to realize the vision for the merger and the subsequent intended spend. One of the key deliverables for this team is an execution-ready playbook, to achieve our greater than 3-billion-dollar synergy target. In this space, we’ve already done considerable benchmarking to validate our targets. We followed a rigorous process coordinated by McKinsey, to provide objectivity and external validation for our assumptions. We compared various financial metrics for the intended spins against best-in-class peers. We did this across businesses and functions. This independent benchmarking yielded a similar answer as the joint working session our companies held prior to announcing the merger. This is just one of the reasons why we feel even more confident in the target and the opportunity in front of us.

***

ANDREW N. LIVERIS: I’ll end the call today by reiterating that we remain squarely aligned around three clear priorities this year. Priority one, deliver our 2016 plan. As the quarter showed, we are delivering and will continue to do so. Priority two, close the Dow-Corning transaction. As Howard said, we are ready to implement and have clear targets in place to meet or exceed expectations. And priority three, move swiftly through the key steps of the Dow-DuPont transaction. As you heard from Jim, we are on track and will continue to see the $3 billion in projected cost synergies as the floor. And we are driven by the mantra, “Speed to close, speed to spin.”

Our team has clear goals and a resolute focus on achieving them. Our unique combination of differentiation and integration, coupled with a focused market participation, driven by our innovation agenda, is delivering results. Our broad geographic footprint and relentless productivity mindset will serve us well in the face of volatility and regional and market headwinds. The Dow team is building momentum for the integration of the Dow-Corning Silicones business, the creation of Dow-DuPont, and the ultimate creation of the new Materials Co, to be named Dow – a growth company with a winning portfolio.

These once-in-a-generation transactions, further bolstered by our near-term growth drivers, and our relentless focus on execution, will enable new levels of value creation for our customers and generate even greater returns for our shareholders.

***

STEVE BYRNE, BANK OF AMERICA: Hi. In your Ag business, what specifically are you doing to cut costs? And if the merger with DuPont closes, say, at the end of the calendar year, is that too late to negotiate with retailers on a combined platform of crop chemicals to negotiate combined rebate program and/or to incent growers to buy both chemicals and seeds?

HOWARD UNGERLEIDER – CHIEF FINIANCIAL OFFICER, DOW: …On your last question relative to Dow-DuPont. Look, as you heard from Jim in the prepared remarks, we’re on track with the closing before the end of the year. So we really have to get to 2017 before we can have those kinds of discussions, but the teams are actively working on synergies to make sure that we can continue to get the cost efficiencies across all three of the intended spins.

***

ANDREW N. LIVERIS: …And then the two transactions, both Howard and Jim outlined the questions we’re asking on the transactions; we are moving towards these transactions becoming a reality and we’re planning very strongly to execute the synergies and execute them and lean into them and execute them quickly and execute them so in the case of the Dow DuPont transaction we move to the spins as fast as we can, in the case of the Dow Corning transaction so that we integrate.

Howard’s numbers of $300 million of cost synergies and $100 million of growth just to remind you is about 8% of revenue. We did double digit percentage of revenues on synergies on both Carbide and Rohm and Haas. So we have a strong record of executing the synergy targets that we will talk about.

We’ll have a lot more to say about Dow DuPont and the specifics on that in ensuing calls as we build towards the S-4 registration and of course, the shareholder meetings on both sides. Both Ed and I are very dedicated to delivering the 3 in 1 – the $3 billion of costs and 1 billion of growth – as a floor.

***

The following are slides from an investor presentation in connection with Dow’s April 28, 2016 earnings call.

•
14
th
consecutive quarter of year-over-year operating EPS
and operating EBITDA margin expansion
•
Margin growth continues, driven by geographic breadth, end-market focus, and strength of our businesses and our business model
•
10
th
consecutive quarter of year-over-year volume
1
growth
•
ROC expansion on a year-over-year basis
2
•
Highest regular quarterly dividend in our history
•
Building momentum heading into DowDuPont and Dow Corning
transactions, which remain on track
•
14
th
consecutive quarter of year-over-year operating EPS
and operating EBITDA margin expansion
•
Margin growth continues, driven by geographic breadth, end-market focus, and strength of our businesses and our business model
•
10
th
consecutive quarter of year-over-year volume
1
growth
•
ROC expansion on a year-over-year basis
2
•
Highest regular quarterly dividend in our history
•
Building momentum heading into DowDuPont and Dow Corning
transactions, which remain on track
Dow’s Unique Combination of Differentiation and Integration
Delivers Consistent Earnings Growth
Delivering
on
Our
Priorities
and
Showcasing
Power
of
Our
Business
Model
1.
Excluding the impact of divestitures and acquisitions
2.
On a TTM basis

Close
2H16
Close
2H16
Signed
12/11/15
Signed
12/11/15
Share-
holder
Vote
June/July
pending
S-4
becoming
effective
Share-
holder
Vote
June/July
pending
S-4
becoming
effective
S-4
Filing
First draft
3/1/16;
Amend
No.1
4/18/16
S-4
Filing
First draft
3/1/16;
Amend
No.1
4/18/16
Hart-
Scott-
Rodino
Filing
Filed on
1/27/16
Hart-
Scott-
Rodino
Filing
Filed on
1/27/16
ROW
Competi-
tion
Filings
1Q16/
2Q16
In process
ROW
Competi-
tion
Filings
1Q16/
2Q16
In process
Complete Spins
1
Complete Spins
1
Stand Up SpinCos
1
Significant Progress on Execution of Planned Merger of Equals
4Q15
2016
2017-2018
Drive close of transaction
Prepare to operate MergeCo
Operation of public
MergeCo
Prepare for intended spins
Spin as soon as possible
Capture >$3B of cost
synergies
Plan to operate three business portfolios
& ensure synergy capture
Achieve 100% run-rate <24
mo. after close
1.
Subject to DowDuPont
Board Approval
Each Company’s Planning Teams are Making Progress to Expedite Synergy
Capture Upon Merger Closing;
Carve-out Financial Work Underway

We are Taking a Joint Approach to Integration
Master
Planning
Architect integration and
coordinate Day 1
planning
Change Management
& Communications
Support change management
and design communication
programs
Value
Capture Planning
Deliver $3B+ of synergies
Organization Design
Guidance
Support each SpinCo to build
an organization tailored to
its strategy
Steering Committee
Accountable to shareholders to deliver value from the merge/spin according to the merger agreement
Ed Breen, Chairman & CEO
Stacy Fox, SVP & General Counsel
Nick Fanandakis, EVP & CFO
Rick Olson, SVP –
Corporate Services
Andrew N. Liveris, Chairman & CEO
Charles Kalil, General Counsel & EVP
Howard Ungerleider, Vice Chairman & CFO
Jim Fitterling, President & COO
Joint Integration Management Office (JIMO)
Provide guidance and support to both the businesses and functions of Dow and DuPont in preparation for Day 1 of the combined company and in standing up the intended three strong, independent companies thereafter

Forward Focus: 2016 Priorities
Driving Increasing Results; Delivering Shareholder Returns
Deliver operating and financial plan
Close the Dow Corning transaction by mid-year 2016
Accelerate DowDuPont key stage gates
•
Close merger in 2H16
•
Define accelerated synergy capture plans
•
Deliver intended spins

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction, DowDuPont Inc. (f/k/a Diamond-Orion HoldCo, Inc.) (“DowDuPont”) has filed with the Securities and Exchange Commission (“SEC”) a preliminary registration statement on Form S-4 (File No. 333-209869) (as may be amended from time to time, the “Preliminary Registration Statement”) that includes a joint proxy statement of The Dow Chemical Company (“Dow”) and E. I. du Pont de Nemours and Company (“DuPont”) and that also will constitute a prospectus of DowDuPont. These materials are not final and may be amended. Dow, DuPont and DowDuPont may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or definitive registration statement or any other document which Dow, DuPont or DowDuPont may file with the SEC. INVESTORS AND SECURITY HOLDERS OF DOW AND DUPONT ARE URGED TO READ THE PRELIMINARY REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND THE DEFINITIVE VERSIONS THEREOF AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the Preliminary Registration Statement and the definitive versions of these materials and other documents filed with the SEC (when available) by Dow, DuPont and DowDuPont through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations department of Dow or DuPont at the following:

Dow	DuPont
2030 Dow Center	974 Centre Road
Midland, MI 48674	Wilmington, DE 19805
Attention: Investor Relations	Attention: Investor Relations:
1-989-636-1463	1-302-774-4994

Participants in the Solicitation

Dow, DuPont, DowDuPont and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Dow’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Dow’s Form 10-K for the year ended December 31, 2015, its proxy statement filed on April 1, 2016 and the joint proxy statement/prospectus of Dow contained in the Preliminary Registration Statement, which are filed with the SEC. Information regarding DuPont’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in DuPont’s Form 10-K for the year ended December 31, 2015, its proxy statement filed on March 18, 2016 and the joint proxy statement/prospectus of DuPont contained in the Preliminary Registration Statement, which are filed with the SEC. A more complete description will be available in the definitive registration statement on Form S-4 and the joint proxy statement/prospectus.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Notes on Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements, including the failure to consummate the proposed transaction or to make or take any filing or other action required to consummate such transaction on a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to, (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining shareholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the new combined company’s operations and other conditions to the completion of the merger, (ii) the ability of Dow and DuPont to integrate the business successfully and to achieve anticipated synergies, risks and costs and pursuit and/or implementation of the potential separations, including anticipated timing, any changes to the configuration of businesses included in the potential separation if implemented, (iii) the intended separation of the agriculture, material science and specialty products businesses of the combined company post-mergers in one or more tax efficient transactions on anticipated terms and timing, including a number of conditions which could delay, prevent or otherwise adversely affect the proposed transactions, including possible issues or delays in obtaining required regulatory approvals or clearances, disruptions in the financial markets or other potential barriers, (iv) potential litigation relating to the proposed transaction that could be instituted against Dow, DuPont or their respective directors, (v) the risk that disruptions from the proposed transaction will harm Dow’s or DuPont’s business, including current plans and operations, (vi) the ability of Dow or DuPont to retain and hire key personnel, (vii) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger, (viii) uncertainty as to the long-term value of DowDuPont common stock, (ix) continued availability of capital and financing and rating agency actions, (x) legislative, regulatory and economic developments, (xi) potential business uncertainty, including changes to existing business relationships, during the pendency of the merger that could affect Dow’s and/or DuPont’s financial performance, (xii) certain restrictions during the pendency of the merger that may impact Dow’s or DuPont’s ability to pursue certain business opportunities or strategic transactions and (xiii) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed merger, are more fully discussed in the joint proxy statement/prospectus included in the Preliminary Registration Statement filed with the SEC in connection with the proposed merger. While the list of factors presented here is, and the list of factors presented in the Preliminary

Registration Statement are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Dow’s or DuPont’s consolidated financial condition, results of operations, credit rating or liquidity. Neither Dow nor DuPont assumes any obligation to publicly provide revisions or updates to any forward looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.